China Du Kang Co., Ltd.

Town of Dukang, Baishui County

2840 Highway 95 Alt. S,

A-28,Van Metropolis,#35 Tangyan Road,

Suite 7

Xi'an, Shaanxi, PRC, 710065

Silver Springs, NV 89129

==================

July 8, 2010

John Reynolds, Assistant Director

Pamela Howell, Staff Attorney

Susann Reilly, Staf Attorney

Office of Beverages, Apparel and

Health Care Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

China Du Kang Co., Ltd.

Form 10 filed November 10, 2009

Form 10, Amendment 1 filed November 13, 2009

Form 10, Amendment 2 filed December 4, 2009

Form 10, Amendment 3 filed January 21, 2010

File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell and Ms. Reilly:

Thank you for your letter of comment dated February 17, 2010. For the convenience of the staff, we have sent under separate cover copies of the Amended Form 10 "marked to show changes."  We have followed the numbering system of the Examiner's comment letter unless noted otherwise. Form 10-12(g), Amendment 4

General

1.

Please number the pages of your filing.

 Response: We have numbered the pages of the filing.

2.

We note this filing includes various tables that are not searchable when using text search functions (e.g., tables under the headings Overview, Liquidity and Capital Resources). Filers may not present in a graphic or image tile information such as text or tables that users must be able to search and/or download into spreadsheet form (e.g., financial. statements). Filers must present such material as text in an ASCII document or as text or an HTML table in an HTML document. Please revise your filing to present the financial information in a format where a user can search and/or download into a spreadsheet pursuant to Rule 304(e) of Regulation S-T.

Response:   This appears to be a problem with the EDGAR service. We will instruct the Edgar service provider to make these changes to the next filing.

Item 1. Business

3.

We have reviewed your responses to comments one and four from our letter dated February17, 2010. Please file signed copies of these contracts. In addition, please discuss in greater detail the distribution of your products, identify your material distributors, and disclose the material terms of the agreements. For instance, state the date the agreements were entered into. Please indicate whether any distributor accounted for more than 10% of revenues. If so, clearly state the amount and percent of revenues attributable to the distributor.

Response: The signed are in Mandarin so we filed translations. We can send the actual contracts in the original Mandarin supplementally.

4.

We partially reissue comment six from our letter dated February 17, 2010. Please explain the reference to your "parent" company. Such information is inconsistent with disclosure elsewhere in the registration statement and the beneficial ownership table does not appear to reflect a parent company for ''the issuer," i.e. China Du Kang. Please provide consistent references to the various subsidiaries of China Du Kang throughout the registration statement. Identify the company that obtained the sanitation permits.

Response: We have specified the name of the “parent” company on page 7. The company that obtained the sanitation permits was Shaanxi Bai Shui Du Kang Liquor Co., Ltd.

5.

We reissue comment two from our letter dated February 17, 2010. We continue to note disclosure that China Du Kang's liquor production market share rose 40% in 2007. Such disclosure is still found in Item 9. Please provide the source of the information or remove.

Response: We have deleted the reference to 40% in both Item 1 and Item 9.

6.

Please disclose the material terms of the licensing agreements for the use of your trademarks and file as exhibits.

Response: We have added and rewritten a new section describing the licensing agreements.

7.

Please reconcile the disclosure in this section, which indicates that you manufacture your products, with the disclosure in the MD&A section, which indicates that you authorize liquor manufacturers to produce and sell the liquor. Please provide the disclosure required by Item 101 (h)(4) of Regulation S-K regarding this business. Please file any material agreements with manufacturers as exhibits. If the franchise fees identified in the financial statements are different from the arrangements with manufacturers, please provide additional disclosure of this business.

Response: We have added discussions in both Item 1 and MD&A to clarify the manufacture of products by the Company as distinguished from similar products manufactured under license from us with distinguishable names.

8.

We note the discussion of competitive business conditions refers to Maotai and Wuliangyne liquors. Please clarify, if true, that these are competitors. In addition, please provide citations to the information provided in this section. For instance, we note the April 2009 article and we note the report from China Jianyin Investment Securities.

Response: We have added the citations to the Articles and dropped the name of the investment securities firm in describing the report.

9.

Please revise your discussion under the section Competitive Business Condition to provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K. State if true, that many of your competitors are larger and have more financial resources.

Response: We have added the disclosure that the Company’s competitors are larger and have significantly greater financial resources.

10.

Please provide the disclosure required by Item 101(h)(4)(xi) and (xii) of Regulation S-K.

Response: We have added disclosures in compliance with Item 101(h)(4) (xi) and (xii) as follows:

Employees

Company’s production and therefore the number of employees, are seasonal and fluctuate.  Therefore, the total number of officer is changed along with the output. Generally, the total number of employees is almost 450 ath the peak season, and 200 in the off-season. The number of full-time employees is 138.

All officers and directors are employed on a full time basis and devote their full time energies to the Company.

Costs and effects of compliance with environmental laws

Company’s main product is liquor, and the raw material for liquor production is grain and water. The water is taken from Dukang spring, a fresh water aquifer that has a history of thousands of years. The company’s manufacturing process meets the national standard for environmental protection. Moreover, the company was commended as a “Manufacturing Enterprise to Recycle Energy” by the government of the Shaanxi province.

In recent years, company has spent over $4400 to refurbish the company’s production equipment, factory, building, boiler, water line, electricity as well as air, to improve its efficiency. In addition, the Company has invested in recovery processing of the distiller’s grains produced in liquor-making, in order to produce the fodder.

11.

We reissue comment seven from our letter dated February 17. 2010. Please revise the subheading for the second risk factor. We note that the subheading states that you "anticipate to achieve profit through the income and decrease the losses for the foreseeable future." Please provide the basis for your expectations to achieve profits for the foreseeable future given the net losses to date.

Response: We have altered the heading to the Risk Factor to eliminate the reference to any expectation of profits in the forseeable future as follows:

WE HAVE HAD LOSSES FROM OPERATIONS AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE.

Risk Factors

12.

We reissue comment seven from our letter dated February 17, 2010. Please revise the heading of the second risk factor. We note that the heading states that you "anticipate to achieve profit through the income and decrease the losses for the foreseeable future." Please provide the basis for your expectations to achieve profits for the foreseeable future given the net losses to date.

 Response: We have altered the heading to the Risk Factor to eliminate the reference to any expectation of profits in the forseeable future as follows:

WE HAVE HAD LOSSES FROM OPERATIONS AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE.

Management's Discussion and Analysis

Results of Operations

13.

We reissue comment eight from our letter dated February 17, 2010. Please provide all the information required for smaller reporting companies by Regulation S-K, Item 303, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Your overview merely repeats information from the business section. A good introduction might include insight into material challenges, risks and material trends and uncertainties. To the extent known~ provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm.

 Response: We have added the following disclosure to the Overview portion of the

 Management’s Discussion and Analysis:

We manufacture product for distribution under certain labels that are proprietary to the Company and which are also distributed through agencies. We also permit third parties to manufacture under similar products under distinguishable names.

We authorize liquor manufacturers who comply with our requirements to use certain sub brand names of “Baishui Dukang” to process the production of liquor and to sell to customers within the designated area in a certain period of time. The amount of franchise fee varies based on the sales territory and the number of sub brand names. We generally collect the entire franchise fee when the franchise contract is executed, and then recognize franchise fee revenue over the beneficial period described by the contract, as the revenue is realized or realizable and earned. We also authorize liquor stores who comply with our requirements to exclusively sell certain sub brand names of “Baishui Dukang” products within the designated area in a certain period of time. The amount of franchise fee varies based on the sales territory and the number of sub brand names. We generally collect the entire franchise fee when the franchise contract is executed, and then recognize franchise fee revenue over the beneficial period described by the contract, as the revenue is realized or realizable and earned

The company’s annual income increased from $1,143,195 in 2008 to $1,987,659 in 2009, which the growth rate is 43.5%. The biggest increase is the revenue in franchise fees, which increased from $189,444 in 2008 to $981,508 in 2009, an improvement of 90.7%. The increase in brand name franchise is mainly because the participation of company’s strategic partner sand the royalties from strategic partners. In addition, in 2008 and 2009, the sales of liquor also increased slightly from $953,751 to $1,006,151, which the growth rate is $52,400.

Comparing with the first quarter of 2009, the revenue in the first quarter of 2010 increased to $ 490,242 from $321,294, which the growth rate is 35.5%. Among that amount, the revenue in franchise increased from $111,887 in 2009 to $ 199,838 in 2010, which the growth rate is 44.1%.

After the above financial analysis, the company adjusts its sales policy from 2008 and increases the strategic partner. Moreover, the expansion of “Bai Shui Du Kang” brand influence and the collection of royalties bring the good benefit for the company.

In China, drinking liquor has a very long history, even can be traced back to 5000 years ago. There is Chinese saying goes as follows: Not a banquet without liquor. The sales of liquor steadily increased along with the improvement of people’s living standard. Gradually, liquor company becomes the major contributor of tax and profit pursued by local government.

China has a vast territory and a large population. Every enterprise will seek for the total occupation of their products in all Chinese market. As a liquor enterprise with small production scale and not longer period of operation, it is difficult for the company to occupy the national market in a short period of time. Therefore, according to company’s actual situation, under the precondition of meeting current production capacity and ensuring the sales of products, the company’s management want to look for the enterprise (in the region our products have not reached yet) which meet the PRC liquor production standard as our strategic partner to expand the sales territory, promote the brand influence, and increase company’s income. Practice has proved that it is a very effective strategy. Some well-known company also adopt this strategic and have many successful cases. Firstly, it can make up company’s deficiency that production capacity cannot meet the actual need. Secondly, it can save a large amount of funds for expansion of reproduction scale. Thirdly, it can expand the influence of company and market share, raise the brand value. Fourthly, it can accelerate the speed of products into market, and reduce the production and transportation cost. Fifthly, it can maximize the profit, and increase company’s income along with the improvement of brand influence and royalties. All of above will lay a good foundation for next step of company’s development.

The current situation is an opportunity as well as a challenge for company’s development.

I、High requirements for inner management and market management have been put forward along with the company’s development. The company will further deepen the internal reform, strengthen the implementation of target responsibility system, implement the tasks, ascertain the responsibility, reduce the energy consumption, improve the efficiency, guarantee the quality, improve management’s ability of scientific  and programmed decision-making, and decrease operation cost.

II、The company will increase scientific research input, intensify the development of new product. Based on retaining the sales of matured product in existing market, the company will strive for annually putting two or three new product on the market, in order to suit varying customer needs. As income increases, china began to form a middle class. Therefore, company’s goal is to satisfy the high-end products needed by middle class consumer groups.

III、As the expansion of sales territory and participation of strategic partner, it becomes more and more difficult to regulate the market. Further, company will increase the number of lawyer and market regulators, strengthen the supervision, send more officers to resident in strategic partner enterprise, implement rigid control on quality and sales territory, and strictly crack down on violations.

IV、The company will expand the market method, gradually reduce our reliance on three agents, purchase or set up our own marketing team in due course, and instruct the relevant department to conduct the marketing research and feasibility analysis.

V、Liquor industry is a high tax industry, which is a higher risk on increase in profit. The company located in Bai Shui County, Shaanxi Province. As a major contributor of tax and profit, the company endeavors and enjoys the related preferential policy as much as possible. In 2004, the company began to execute the tax cut agreement. According to the agreement, the taxation of company will be exempt in the first two years and be halved in the follow-up three years. This agreement will be effective in August, 2009. Management believes that they can consult with local tax department and continue to enjoy the preferential treatment in taxation.

VI、The principal raw materials for liquor-making are grain. Because the price of grain will be fluctuated with the influence of climate, it will increase the cost of production and further affect the corporate profit.

(i )The company will sign the Contract of Ordering Needed Grain with local farmers, that is to say, purchasing from designated person. In this way, the interest of farmers will be protected and also price risk of grain will be minimized.

(ii)There are almost 2000 tons of stocks of wine base, which absolutely can guarantee the demand for one-year regular production. Therefore, the company will purchase when the food prices is low, and will not purchase when the food prices is high.

(iii)Partial profit of the company is from strategic partner. Accordingly, the fluctuation of food price will have no effect on this part of revenue.

14.

We reissue comment nine from our letter dated February 17, 2010. Please provide the reason(s} for each material change in financial information. For instance, cost of revenues. In addition, provide a more detailed explanation of the reasons for the changes in the operating expenses and selling expenses.

Response:  The Management’s Discussion section has been amended to conform to the restated financial statements.

15.

We note that franchise fee revenue increased from $189,444 in 2008 to $927,965 in 2009 and that you attributed the increase to additions in the number of strategic partners. Please describe why the number of strategic partners increased.

Response: We have expanded the discussion to include the change from emphasis on Company owned retail outlets to a network of third party distributors and agents who retail the Company’s liquors under authority from the Company.

Inventory

16.

We note from your response to comment 10 that you reclassify a portion of inventory to non-current assets. Please tell us the length of your operating cycle and how you considered the provisions of FASB ASC 210-10-45~3 in determining the length of the operating cycle. If the period of the operating cycle is more than 12 months, such as in the distillery business, the longer period should be used.

Response:  The operating cycle will be more than 12 months. Accordingly, the inventory will qualify as current assets in the next financial statement.

17.

Notwithstanding the comment above, please clarify for us whether the amounts presented as non-current represent work-in-progress for inventory related to Baishui Dukang's distillery or whether it includes also work-in-progress related to all alcoholic beverages you produce.

Response: The non-current portion reflected work in progress and all pertained to the wine base related to Baishui Dukang's distillery. This will be reclassified in the next financial statement.

18.

We note that most of your financing has come from related party loans. Please file any loan agreements as exhibits.

Response:  There are no formal written loan agreements. These loans are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.

Item 3. Properties

19.

We reissue comment 12 from our letter dated February 17, 2010. Please clarify the terms of the lease agreement, including any increases in lease payments. Clarify how the pension payments relate to the lease. It is unclear whether these fees are the lease payment or whether they are in addition to the lease payment.

Response: We intend to restate the financials showing the Bai Shui arrangement as an acquisition.

Item 4. Security Ownership of Certain Beneficial Owners and Management

20.

Please explain why Deng Guo Gang was removed from the beneficial ownership table. We note that he is listed in the Form 10-K beneficial ownership table.

Response:  Deng Guo Gang should not have been removed from the table and has been reinserted.

21.

Please explain the statement after the beneficial ownership table that ''the directors, executive officers, their affiliates, and related parties own, directly or indirectly, beneficially and in the aggregate, the majority of the voting power of the outstanding capital of the Company. Accordingly, directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including approving significant expenses, increasing the authorized capital and the dissolution, merger or sale of the Company's assets." Such statement is inconsistent with the information in the beneficial ownership table. Please confirm that you have provided the disclosure required by Item 403 of Regulation S-K.

Response: We have eliminated the statement after the beneficial ownership table.

Item 5. Directors and Executive Officers

22.

Please disclose the amount of time each officer devotes to the company's business, in addition to the percent of time.

Response: We have added disclosure to indicate that all of the officers devote full time energies to the Company.

Item 6. Executive Compensation

23.

Please include an amount in the total compensation column of the summary compensation table.

Response: We have added the totals to the Executive Compensation column.

Item 7. Certain Relationships and Related Transactions

24.

The information in the table is difficult to read. Please revise the format to make the information easy for investors to read.

Response:  This issue apparently occurred in the process of rendering the tables for EDGAR. We have instructed the Edgar service provider to make the tables larger and easier to read.

.

Item 10. Recent Sales of Unregistered Securities

25.

Please provide the date of the transaction, the exemption relied upon, and the facts supporting reliance upon the exemption for the two transactions involving the issuance of shares for services provided, as required by Item 701 of Regulation S-K. See the third and fifth paragraphs of this section.

Response: We have added the dates and further discussion to the Recent Sales. We also deleted the outdated information no longer required by Item 701.

Item 13. Financial Statements and Supplementary Data Including the Consolidated Financial Statements

26.

Please amend your registration statement to include the financial statements and supplementary data required by Part Ⅰ. Item 13 of the requirements to Form 10. In this regard, you should reinstate the financial statements that were included in your previous amendment with changes made in response to our comments.

Response:  We will add following disclosures in our restated financial statements:

 "The Company’s previously issued financial statements were reviewed by the United States Securities and Exchange Commission (the "Commission"). During the course of the Commission’s review, the Commission issued comment letters to which we provided responses and amended our financial statements per such comments.  Management also believes such restatements reflect corrections of errors and omissions of material disclosures in the historical financial statements, in accordance with US GAAP."

27.

We note in Item 1 that you depend on three major customers. To the extent the concentration of sales with these three customers is material to your financial statements, please include the following disclosures in your revised filing:

●

In management's discussion and analysis,

discuss and quantify how the concentrations of business volume with your major customers make the entity vulnerable to a reduction in liquidity or income from operations. See Item 303(A) of Regulation S-K.

●

Quantify and discuss in your footnotes the nature and extent of concentration risk in business volume, revenue, geographic areas. See FASB ASC 275-10-50-16 through 50-22.

●

Disclose in your footnotes any reliance on a single customer from which 10% or more revenue is derived, the amount of revenue and the impacted segment(s). We remind you that entities under common control are considered a single customer. See FASB ASC 280-10-50-42.

Response:  We will add the disclosures in the next restated financial statements.

26.

We note your response to comment 25 in our letter dated February 17, 2010. We understand that you entered into a lease agreement with Shaanxi Baisui Sanjiu Dukang Liquor Production Co., Ltd. (Sanjiu) for use of a production facility and incurred an obligation to absorb the pension plan and unemployment insurance expense for Sanjiu's original employees until their retirement. Please confirm our understanding and address each of the following:

●

A lease is defined as an agreement conveying the right to use property, plant or equipment usually for a stated period of time. See FASB ASC 840-10-20. Please explain why your response and disclosure continue to characterize pension and unemployment insurance benefits as lease rental payments and how these payments are scoped into the lease accounting literature in FASB ASC 840.

Response: We now have realized that we should had consolidated Sanjiu into our consolidated financial statement based on FASB ASC 810-10-25 (FIN 46R). Because Sanjiu had ceased operation when we executed the lease agreement in 2002, we will consolidate the assets leased and the lease payment obligation (payments were to be made directly to the China Social Security Administration to satisfy all of the pension and unemployment insurance payments that were required in connection with the Sanjui employees) in our balance sheet.

We will show the payments as pension and unemployment insurance as liabilities under the China Du Kang financials. Since Sanjui terminated years ago, there are no operational expenses attributable to Sanjui, the payments for the pension for will be accounting for in long term liabilities as Sanjui employment benefits payable, other than the portion shown in the current year which will be shown as a current liability.

●

If the pension and unemployment expenses do not qualify for lease accounting treatment then tell us if you considered the applicability of the guidance for retirement benefits in FASB ASC 715-10-15-3 and 15-4. If this is not applicable then please tell us the applicable guidance, the basis for your conclusion and how your current accounting and disclosure complies with the applicable accounting guidance.

Response: We will account the pension and unemployment expense based on FASB ASC 715-10-15-3 in treating as a long term liability other than the portion shown in the current year which will be shown as a current liability.

●

Page 18 of the Form 10-K for the year ended December 31, 2009 contains a table disclosing future rental payment for five years and thereafter. Please tell how these amounts reconcile with the pension and unemployment expense presented in the table under Item 3 of amendment four to Form 1O-12g/A, filed on Apri122, 2010.

Response: We note the discrepancy indicated in the Examiner’s comment and will include the pension and unemployment expense table in the amendment to the Form 10-K so that the figures will match.

●

Please tell us if you have recorded a liability for benefit obligations and assumptions about future compensation levels as of December 31, 2009. We note the table in Item 3 titled Estimated Pension and Unemployment Insurance Expenses shows total pension and insurance expenses paid by the year 2032 to be $21,192,854.

We have realized that we should had treated the lease as a capital lease and recorded the assets leased and the liability for benefit obligations in our balance sheet. We will record the pension and unemployment insurance expense as a liability, with the current year shown as a current liability and the remainder as a long term liability.

●

Please tell us how the $129,746 of expense recognized in 2009 corresponds to the $983,713 of2009 expense reflected in this table as well as the components required to be included in net periodic pension cost as described in FSAB ASC 715-30-35-4.

The $983,713 is in RMB and the USD figure was $143,877. The difference was the result of the earlier estimation which varied slightly from the actual figure when the final bills were incurred.

26.

We note on page 18 that the fixed assets under the lease with Sanjiu were within the last 25 percent of their useful life. Assuming the leased machinery and equipment have a total estimated useful life of 7-10 years (based upon your estimates in your plant and equipment policy footnote), the fixed assets under lease would require replacement within approximately 3 years. Please explain to us how you would continue production using the Sanjiu liquor production facility through the term of the 30-year lease when the machinery and equipment under the lease would require replacement within 3 years. In your response, explain who is responsible for the purchase of new equipment at the Sanjiu facility.

The equipment included began its depreciation schedules when the lease began in 2002. Consequently, the equipment has been fully depreciated as of 2005. The Company intends to replace the equipment as needed to maintain the functionality of the facility. The Company is responsible for the purchase of new equipment and repair of production equipment in the Sanjiu facility. As we discussed in other response, we should have treated the lease as a capital lease.

27.

We note on page 18 of your 2009 Form to-K that Sanjiu ceased operating when you executed the lease agreement. Please clarify for us who you are making the rental payments to and whether that payee is related to you.

Response:

On March 4, 2002, Baishui Dukang signed a lease agreement with Shaanxi Sanjiu Dukang Liquor Production Co., Ltd ("Sanjiu"), pursuant to which Baishui Dukang agreed to lease the liquor production facility of Sanjiu, including all the fixed assets and the piece of land that the fixed assets attached, for a period of 20 years, which was latterly extended to 30 year. On February 3, 2005, Sanjiu was acquired by Shannxi Baishui Dukang Liquor Development Co., Ltd, a related party of the Company. On April 30, 2005, Baishui Dukang signed a complementary lease agreement with Shannxi Baishui Dukang Liquor Development Co., Ltd, pursuant to which Baishui Dukang agreed to continue to lease the liquor production facility for the rest of the original 30-year period. Baishui Dukang also agreed to pay $362,450 (RMB 3,000,000) to continue the lease and to absorb the pension and unemployment insurance expenses of Sanjiu's original employees. The $362,450 (RMB 3,000,000) was paid directly to the local government. The remaining payments were to be made directly to the governmental authority to satisfy all of the pension and unemployment insurance payments that were required in connection with the Sanjui employees. Since May 2005, all payments have been made directly to the China Social Security Administration.

28.

Please tell us how you considered FASB ASC 810-10-25 (FIN 46R) in determining whether you should consolidate Sanjiu. In your response, explain why you are not exposed to the majority of risks and rewards ownership when you undertook the 30-year lease and assumed the pension obligations for Sanjiu's employees.

Response:

We now have realized that we should had consolidated Sanjiu into our consolidated financial statement based on FASB ASC 810-10-25 (FIN 46R). Because Sanjiu had ceased operation when we executed the lease agreement in 2002, we will consolidate the assets leased and the lease payment obligation (including the payments that were to be made directly to the China Social Security Administration to satisfy all of the pension and unemployment insurance payments that were required in connection with the Sanjui employees) in our balance sheet.

Consolidated Statements of Cash Flows

29.

It appears that you present the borrowings from related parties and the repayments of such borrowings on a net basis within financing activities. Please present the borrowings and repayments separately.

Response:

Our presentation currently shows the net of the borrowing and repayment for each party.  If the only transaction for a particular related-party only was a borrowing, then they would be shown in the borrowing item. Similarly, if the only transaction for a particular related-party only was a repayment, then they would be shown only in the repayment item. We present the borrowings and the repayments separately for different related parties on this basis.

Deferred Revenue

30.

We note from your response to comment 11 that you receive license fees upfront and recognize them in revenue over the contract period. However, your disclosure on page 14 of your 2009 Form IO-K indicates that deferred revenues consist of prepayments to the Company for products that have not yet been delivered to customers. Please tell us, and disclose to the extent material, the amount of upfront fees received from your distributors and the term or range of terms over which those fees are generally earned. In addition, expand your description of deferred revenue to include franchise/license fees received in advance of their recognition as revenue.

Response:

We will amend our accounting policy for deferred revenue to include franchise/license fees received in advance as following:

“Deferred Revenue

Deferred revenue consists of prepayments to the Company for products that have not yet been delivered to the customers and franchise fees received upfront for services have not yet been rendered and accepted.  Payments received prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue.”

Long-Term Investment

31.

We note that you contributed $1,596,254 (RMB 12,000,000) to purchase a 7.9% ownership interest in a joint venture with Huanghe Shidi Park Co., Inc. We further note that the project is currently ongoing. Please describe to US the project, the timing as to when you expect the project to be completed, and why you believe the investment is recoverable.

In addition, based on Huanhe Shidi Park Co., Inc‘s audit report issued by the local CPA, construction in progress amounted to $22,925,972 (RMB156,749,458), or approximately 88% of total assets. Also, the accumulated deficit accumulated in the development stage as of December 31, 2009 was $23,226 (RMB161,767), which is immaterial as compared to the shareholders’ equity of $151,838,292 (RMB22,207,671). Therefore, we believe the investment is recoverable.

Due From Related Parties

32.

We note that Shaanxi Yellow-river Wetlands Park Co., Ltd. is a non-consolidated subsidiary. Please describe your relationship with this company (i.e., your ownership percentage in it, when it was acquired, how much was given in consideration for it, etc.), and where you have accounted for it in your consolidated financial statements.

“Shanxi Yellow-river Wetlands Park Co, Ltd” and “Huanhe Shidi Park Co., Inc.” as mentioned in Comment 34 are the same Company. When we translated the name into English, we translated it in different ways. We should have translated it in the same way to avoid confusion. We will revise it in the next filing.

33.

Please tell us how you considered FASB ASC 810-10-25 (FIN 46R) in determining whether you should consolidate Sanjiu. In your response, explain why you are not exposed to the majority of risks and rewards ownership when you undertook the 30-year lease and assumed the pension obligations for Sanjiu's employees.

Same as Comment 31, please see response to Comment 31.

Consolidated Statements of Cash Flows

34.

It appears that you present the borrowings from related parties and the repayments of such borrowings on a net basis within financing activities. Please present the borrowings and repayments separately.

Same as Comment 32, please see response to Comment 32.

Deferred Revenue

35.

We note from your response to comment 11 that you receive license fees upfront and recognize them in revenue over the contract period. However, your disclosure on page 14 of your 2009 Form 10-K indicates that deferred revenues consist of prepayments to the Company for products that have not yet been delivered to customers. Please tell us, and disclose to the extent material, the amount of upfront fees received from your distributors and the term or range of terms over which those fees are generally earned. In addition, expand your description of deferred revenue to include franchise/license fees received in advance of their recognition as revenue.

Same as Comment 33, please see response to Comment 33.

Long-Term Investment

36.

We note that you contributed $1,596,254 (RMB 12,000,000) to purchase a 7.9% ownership interest in a joint venture with Huanghe Shidi Park Co., Inc. We further note that the project is currently ongoing. Please describe to us the project, the timing as to when you expect the project to be completed, and why you believe the investment is recoverable.

Same as Comment 34, please see response at Comment 34.

Due From Related Parties

37.

We note that Shaanxi Yellow-river Wetlands Park Co., Ltd. is a non-consolidated subsidiary. Please describe your relationship with this company (i.e., your ownership percentage in it, when it was acquired, how much was given in consideration for it, etc.), and where you have accounted for it in your consolidated financial statements.

Same as Comment 35, please see response at Comment 35.

Form 10-K for the Year Ended December 31. 2002

38.

Please amend your Form 10-K as necessary to comply with the comments issued in connection with your Form 10/A filed on April 22, 2010.

Response:

Per our telephone conference the Company will revise its 10-K upon resolution of the issues addressed herein regarding the restatement of the financial statements.

Item 9A. Controls and Procedures, page 70

39.

We note the disclosure that Item 9A disclosure is not required. Please amend your filing to include the disclosures required by Item 307 of Regulation S-K. See Item 9A(T) of Part to the General Instructions to Form 10-K. To the extent the disclosure on page 77 is intended to satisfy the requirements of Item 307 of Regulation S-K, please address the following:

●

relocate the disclosure to Item 9A on Form 10-K;

●

conclude whether your disclosure controls and procedures are effective; and

●

revise the definition of disclosure controls and procedures to be consistent with that found in Exchange Act Rule 13a-15(e).

Response:

We have revised Item 9A as follows:

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(F) and 15d-15(F) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-K.

There was no change in the Company's internal control over financial reporting during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

On December 31, 2009, our Chief Executive Officer and Chief Financial Officer made an evaluation of our disclosure controls and procedures. In our opinion, the disclosure controls and procedures are adequate because the systems of controls and procedures are designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows for the respective periods being presented. Moreover, the evaluation did not reveal any significant deficiencies or material weaknesses in our disclosure controls and procedures.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls since the last evaluation.

Management concluded that the disclosure controls and procedures were effective.

Item 9A(T). Controls and Procedures, page 70

26.

Please amend to disclose this annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. See Instruction 1. to Item 308T of Regulation S-K.

Response:

Item 9A(T) has been revised as follows:

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Exhibits

27.

Exhibit 10.3 refers to the original lease entered into in March 2002. Please file the 2002 lease as an exhibit.

Response:

We will attach the original lease as an exhibit.

28.

Please file validly executed exhibits.

Response:

The original exhibits are in Mandarin characters. We will attach the originals as an exhibit.

29.

Please revise the certifications, Exhibits 31.1 and 31.2 to state the information exactly as it is set forth in Item 601 (b)(31) of Regulation S-K. Specifically please remove all references to small business issuer and use the term registrant as specified by the Item.

Response:

We have amended Exhibits 31.1 and 31.2 to conform to item 601(b)(31).

Form 10-K for the Fiscal Year Ended December 31, 2010

30.

Please amend the Form 10-K to comply with the comments issued on the Form 10, to the extent applicable.

Response:

Per our telephone conference the Company will revise its 10-K upon resolution of the issues addressed herein regarding the restatement of the financial statements.

31.

Refer to your first paragraph on page 2. We note your statement that the report includes forward-looking statements subject to the safe harbor of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please explain supplementally or either:

●

delete any references to the Private Securities Litigation Reform Act; or

●

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Response: We have deleted the reference to the Private Securities Litigation Reform Act on page 2.

26.

Please provide the disclosure required by Item 401(e) of Regulation S-K for each director regarding the specific experience, qualification, attributes or skills that led to the conclusion that each person should serve as a director.

Response:

 We have supplemented the biographical information for the directors.

27.

Please provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

Response:

 We have added the following disclosure to Item 10:

Independence

The board of directors is currently composed of three members, two of whom,Mr. Wang Yongsheng and Ms. Liu Su Ying, are members of the management of China Du Kang.  The OTC Bulletin Board does not have rules regarding director independence.  The following director , Nie Fen Ying, is considered “independent” as defined under the rules of the NASDAQ Stock Market.  Accordingly, only one member of the board is an independent director under the NASDAQ definition

28.

Please revise your list of exhibits to identify all of those exhibits required to be included as set forth in the exhibit table of Item 601 of Regulation S-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

Response. We will revise the list of exhibits.

29.

Please include the signatures as required by Form 10-K.

Response. We have added the disclosures as follows. The date will be updated upon filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Du Kang Co., Ltd.;

By (Signature and Title)*

Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By/s/  Wang Yongsheng

Chief Executive Officer (Principal

Executive Officer), President, and Director

Date  July 16, 2010

By /s/  Liu Su Ying

-----------

Chief Financial Officer (Principal

Financial Officer)

 Date  July 16, 2010

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng

WYS/js

enclosures